# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: York Space Systems Inc., CIK 0002086587
CUSIP: 987084100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6060 S WILLOW DR., GREENWOOD VILLAGE, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052113

## Reporting persons
- BlackRock Portfolio Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,753,925; shared voting power 0; sole dispositive power 17,846,934; shared dispositive power 0; aggregate amount beneficially owned 17,846,934 (14% of the class)

## Item 1. Issuer
Name of issuer: York Space Systems Inc.
Address of issuer's principal executive offices: 6060 S WILLOW DR., GREENWOOD VILLAGE, COLORADO, 80111.

## Item 2. Person Filing
Name of person filing:
BlackRock Portfolio Management LLC

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock Portfolio Management LLC, 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 17,846,934
Percent of class: 14.0%
Sole power to vote or to direct the vote: 17,753,925
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,846,934
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of York Space Systems Inc.. No one person's interest in the common stock of York Space Systems Inc. is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24: Power of Attorney
Exhibit 99: Item 7

## Signatures
- BlackRock Portfolio Management LLC: Spencer Fleming, Managing Director (04/29/2026)